                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9)
                               (FINAL AMENDMENT)

                              -------------------

                       ANGELES INCOME PROPERTIES, LTD. IV
                           (Name of Subject Company)

                        COOPER RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                              -------------------

                                PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                              JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                              -------------------

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----------------                                             -----------------
CUSIP No.  NONE                    14D-1/A                         Page 2
           ----
----------------                                             -----------------

==============================================================================
   1.     Name of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

                        COOPER RIVER PROPERTIES, L.L.C.
------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group
                                                                   (a)[ ]
                                                                   (b)[X]
------------------------------------------------------------------------------
   3.     SEC Use Only


------------------------------------------------------------------------------
   4.     Sources of Funds

                        AF
------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                      [ ]
------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

                        DELAWARE
------------------------------------------------------------------------------
   7.     Aggregate Amount Beneficially Owned by Each Reporting Person

                        12,561
------------------------------------------------------------------------------
   8.     Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                      [ ]
------------------------------------------------------------------------------
   9.     Percent of Class Represented by Amount in Row 7

                        9.5%
------------------------------------------------------------------------------
   10.    Type of Reporting Person

                        OO
==============================================================================

----------------                                             -----------------
CUSIP No.  NONE                    14D-1/A                         Page 3
           ----
----------------                                             -----------------

==============================================================================
   1.     Name of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

                        INSIGNIA PROPERTIES, L.P.
------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group
                                                                   (a)[ ]
                                                                   (b)[X]
------------------------------------------------------------------------------
   3.     SEC Use Only


------------------------------------------------------------------------------
   4.     Sources of Funds

                        WC
------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                      [ ]
------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

                        DELAWARE
------------------------------------------------------------------------------
   7.     Aggregate Amount Beneficially Owned by Each Reporting Person

                        12,561
------------------------------------------------------------------------------
   8.     Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                      [ ]
------------------------------------------------------------------------------
   9.     Percent of Class Represented by Amount in Row 7

                        9.5%
------------------------------------------------------------------------------
   10.    Type of Reporting Person

                        PN
==============================================================================

----------------                                             -----------------
CUSIP No.  NONE                    14D-1/A                        Page 4
           ----
----------------                                             -----------------

==============================================================================
   1.     Name of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

                        INSIGNIA PROPERTIES TRUST
------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group
                                                                   (a)[ ]
                                                                   (b)[X]
------------------------------------------------------------------------------
   3.     SEC Use Only

------------------------------------------------------------------------------
   4.     Sources of Funds

                        NOT APPLICABLE
------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                      [ ]
------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

                        MARYLAND
------------------------------------------------------------------------------
   7.     Aggregate Amount Beneficially Owned by Each Reporting Person

                        12,561
------------------------------------------------------------------------------
   8.     Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                      [ ]
------------------------------------------------------------------------------
   9.     Percent of Class Represented by Amount in Row 7

                        9.5%
------------------------------------------------------------------------------
   10.    Type of Reporting Person

                        OO
==============================================================================

----------------                                             -----------------
CUSIP No.  NONE                    14D-1/A                         Page 5
           ----
----------------                                             -----------------

==============================================================================
   1.     Name of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

                        APARTMENT INVESTMENT AND MANAGEMENT COMPANY
------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group
                                                                   (a)[ ]
                                                                   (b)[X]
------------------------------------------------------------------------------
   3.     SEC Use Only


------------------------------------------------------------------------------
   4.     Sources of Funds

                        NOT APPLICABLE
------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                      [ ]
------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

                        MARYLAND
------------------------------------------------------------------------------
   7.     Aggregate Amount Beneficially Owned by Each Reporting Person

                        20,575
------------------------------------------------------------------------------
   8.     Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                      [ ]
------------------------------------------------------------------------------
   9.     Percent of Class Represented by Amount in Row 7

                        15.6%
------------------------------------------------------------------------------
   10.    Type of Reporting Person

                        CO
==============================================================================

                       AMENDMENT NO. 9 TO SCHEDULE 14D-1

            This Amendment No. 9 constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1 of Cooper River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Apartment Investment and Management Company ("AIMCO"), originally filed with the Commission on August 12, 1998, as amended by Amendment No. 1 filed with the Commission on August 13, 1998, Amendment No. 2 filed with the Commission on September 10, 1998, Amendment No. 3 filed with the Commission on September 21, 1998, Amendment No. 4 filed with the Commission on September 28, 1998, Amendment No. 5 filed with the Commission on October 5, 1998, Amendment No. 6 filed with the Commission on October 19, 1998, Amendment No. 7 filed with the Commission on November 17, 1998 and Amendment No. 8 filed with the Commission on December 15, 1998 (the "Schedule 14D-1"). The Schedule 14D-1 relates to the tender offer of the Purchaser for up to 50,000 of the outstanding units of limited partnership interest (the "Units") of Angeles Income Properties, Ltd. IV (the "Partnership"), at a purchase price of $75 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 12, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the original Schedule 14D-1.


ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

            (a)-(b) At 5:00 p.m., New York time, on Monday, December 14, 1998, the Offer expired pursuant to its terms. A total of 12,561 Units, representing approximately 9.5% of the outstanding Units, were validly tendered and not withdrawn pursuant to the Offer for the Purchase Price of $75.00. The Purchaser has accepted for payment, and the Depositary has mailed checks in payment of, all of those Units at the price of $75.00 per Unit.


                                       6

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                                   SIGNATURE


            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 1999

                                  COOPER RIVER PROPERTIES, L.L.C.

                                  By:  Insignia Properties, L.P.,
                                       its managing member

                                  By:  Insignia Properties Trust,
                                       its general partner


                                  By:  /s/ PATRICK J. FOYE
                                       ----------------------------------------
                                       Patrick J. Foye
                                       Executive Vice President


                                  INSIGNIA PROPERTIES, L.P.

                                  By:  Insignia Properties Trust,
                                       its general partner


                                  By:  /s/ PATRICK J. FOYE
                                       ----------------------------------------
                                       Patrick J. Foye
                                       Executive Vice President


                                  INSIGNIA PROPERTIES TRUST


                                  By:  /s/ PATRICK J. FOYE
                                       ----------------------------------------
                                       Patrick J. Foye
                                       Executive Vice President


                                  APARTMENT INVESTMENT AND
                                  MANAGEMENT COMPANY


                                  By:  /s/ PATRICK J. FOYE
                                       ----------------------------------------
                                       Patrick J. Foye
                                       Executive Vice President

                                       7